K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 28, 2014

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Alternative Funds; Post-Effective Amendment Nos. 32 and 34
-- Neuberger Berman Absolute Return Multi-Manager Fund
-- Neuberger Berman Dynamic Real Return Fund
-- Neuberger Berman Risk Balanced Commodity Strategy Fund
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on February 11, 2014, regarding your review of Post-Effective Amendment Nos. 32 and 34 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment Nos. 32 and 34 will each become effective on February 28, 2014.  We expect to file Post-Effective Amendment No. 38 on February 27, 2014, which will become effective on February 28, 2014 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectuses

Comment 1:  For each Fund, please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table.

Response:  Each Fund has a single management agreement that applies to all classes, but a separate administration agreement for each class.  The management fee contained in the fee table reflects fees for both investment management services and administrative services for each Class.  The fee rate that each Fund pays for investment management services is the same for each Class.  The fee rate that each Fund pays for administrative services is different for Institutional

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

Class than Class A and Class C.  Accordingly, the management fee reflected in the fee tables for Institutional Class is lower than the management fee of Class A and Class C due to the lower fee for administrative services for the Institutional Class.

Comment 2:  For each Fund, please confirm that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Response:  For each Fund, the Registrant confirms that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Comment 3:  For each Fund, please review the requirements of Item 9 to confirm that the structure of the prospectuses complies with the requirements of Item 9.

Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectuses complies with the requirements of Item 9.  Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectuses meets the requirements of Item 9.

Comment 4:  Please acknowledge that the Registrant is aware of the concept release on derivatives issued by the Securities and Exchange Commission (“SEC”), which may change how the Fund might use derivatives in the future if it is implemented.

Response:  The Registrant acknowledges that it is aware of the concept release on derivatives issued by the SEC, which may change how the Fund might use derivatives in the future if it is implemented.

Comment 5:  Please confirm that each Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms each Fund currently intends to segregate assets sufficient to cover the notional value when it is the seller of a credit default swap, but reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Comment 6:  For Neuberger Berman Dynamic Real Return Fund, with regard to the Fund’s potential investments in master limited partnerships, please explain in the risks that a return of capital would affect an investor’s tax basis even though there may be a loss.

Response:  The Registrant has made the requested change.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

Comment 7:  For Neuberger Berman Dynamic Real Return Fund and Neuberger Berman Risk Balanced Commodity Strategy Fund, please confirm supplementally that the separate accounts comprising each Fund’s related performance composite have investment objectives, policies and strategies that are similar to the respective Fund and please explain supplementally how the separate accounts differ from each Fund.

Response:  Neuberger Berman Management LLC manages Neuberger Berman Commodities Fund I Ltd., which has investment objectives, policies and strategies that are similar but not identical to the Neuberger Berman Risk Balanced Commodity Strategy Fund. since Neuberger Berman Commodities Fund I Ltd.’s fixed income investments are mainly cash or cash equivalents. Neuberger Berman Management LLC also manages a separate account, which has investment objectives, policies and strategies that are similar but not identical to the Neuberger Berman Dynamic Real Return Fund since the separate account obtained exposure differently to master limited partnerships.

Comment 8:  For Neuberger Berman Dynamic Real Return Fund and Neuberger Berman Risk Balanced Commodity Strategy Fund, please confirm the presentation of each Fund’s related performance composite is consistent with the requirements of Nicholas-Applegate1 and consider whether the net performance should reflect the deduction of actual fees and expenses and whether the gross performance should remain in the disclosure.

Response:  No change was made in response to this comment. Each Fund’s related performance presentation will continue to reflect net performance that deducts the maximum advisory fee charged to the separate account in the composite, as well as the gross performance of the composite.  Although the Nicholas-Applegate no-action letter includes certain requirements, it does not require a specific method for the presentation of related performance.  Rather, Nicholas-Applegate states that the presentation of related performance should be provided in a manner that such information is not misleading and does not impede understanding the information.  There are several no-action letters that discuss the presentation of related performance in advertisements by advisers that specifically allow the presentation of net performance that deducts the maximum advisory fee charged to the separate account in a composite,2 as well as the inclusion of gross performance if net performance also is included in the presentation of related performance.3

Comment 9:  For Neuberger Berman Risk Balanced Commodity Strategy Fund, please consider whether investments in emerging market countries will be a principal investment type for the Fund’s principal investment strategies.  If so, please add disclosure related to those

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

investment types in the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response:  The Registrant confirms that investments in emerging market countries are not principal investment types for the Neuberger Berman Risk Balanced Commodity Fund’s principal investment strategies.

Comment 10: For Neuberger Berman Risk Balanced Commodity Strategy Fund, please confirm whether the “foreign securities and other instruments” noted in the eleventh paragraph of the “Principal Investment Strategies” include any additional principal investment types that are not already included in the “Principal Investment Strategies” section.  If so, please add disclosure related to those investment types in the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response:  The Registrant confirms “foreign securities and other instruments” noted in the eleventh paragraph of the “Principal Investment Strategies” section does not include any additional principal investment types not otherwise discussed in that section.

Comment 11: For Neuberger Berman Risk Balanced Commodity Strategy Fund, please confirm the following statement, contained in the twelfth paragraph “Principal Investment Strategies” section, is applicable to the Fund:

“In an effort to achieve its goal, the Fund may engage in active and frequent trading.”

Response:  The Registrant confirms this statement is applicable to the Fund.

Comment 12: For Neuberger Berman Risk Balanced Commodity Strategy Fund, with respect to the Fund and the wholly-owned subsidiary (“Subsidiary”) discussed in the registration statement:

a)
Confirm that the Fund complies on an aggregate basis with its Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the 1940 Act and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

Response:  The Registrant confirms that the Fund complies on an aggregate basis with its Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the 1940 Act and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

b)	Confirm the Subsidiary entered into an advisory agreement in accordance with Section 15(a) of the 1940 Act.

Response:   The Registrant notes that the Fund complies with Section 15(a) of the 1940 Act and the Subsidiary has the same investment advisers as the Fund.  The Subsidiary is not a registered investment company under the 1940 Act and therefore is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act.  While the Subsidiary is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary’s advisory agreement complies with various requirements of Section 15(a). The Subsidiary has entered into an advisory agreement that:  (1) is in writing; (2) describes the compensation to be paid; (3) will continue in effect for a period more than two years from the date of its execution only so long as the Board on behalf of the Fund as sole shareholder of the Subsidiary approves its continuance annually; (4) provides that it may be terminated on 60 days’ notice; and (5) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act).

c)	Confirm the Subsidiary’s advisory agreement is filed as an exhibit to the Trust’s registration statement.

Response:  The Registrant confirms the Subsidiary’s advisory agreement was previously filed as an exhibit to the Trust’s registration statement.

d)	Confirm that the Subsidiary complies with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.

Response:  The Registrant confirms that the Subsidiary complies with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.

e)	Identify the Subsidiary’s custodian.

Response:  The Subsidiary’s custodian is State Street Bank and Trust.

f)
Confirm whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in its Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by its Subsidiary or, if no such Private Letter Ruling has been obtained, confirm the basis on which the Fund has made such a determination (e.g., opinion of counsel).

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

Response:  The Fund has obtained an opinion of counsel that income generated from the Fund’s investment in its Subsidiary will be “qualifying income” for RIC qualification purposes.

g)
Confirm that the Fund’s principal investment strategies and principal investment risk disclosure reflect the aggregate principal investment strategies and principal investment risks of the Fund and the Subsidiary.

Response:  The Registrant confirms the Fund’s principal investment strategies and principal investment risk disclosure reflect the aggregate principal investment strategies and principal investment risks of the Fund and the Subsidiary.

h)	Confirm the Subsidiary’s financial statements are consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.

Response:  The Registrant confirms the Subsidiary’s financial statements are consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.

i)	Confirm that all Subsidiary expenses are included in the Fund’s fee table.

Response:  The Registrant confirms that all Subsidiary expenses are included in the Fund’s fee table.

j)	Confirm whether the Subsidiary will designate an agent for service of process in the United States.

Response:  The Registrant confirms the Subsidiary will designate an agent for service of process in the United States.

k)	Confirm whether the Subsidiary and its board of directors will consent to inspection by the SEC of the Subsidiary’s books and records.

Response:  The Registrant confirms the Subsidiary and its board of directors will consent to inspection by the SEC of the Subsidiary’s books and records.

l)	Confirm whether the Trust will have the Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.

Response:  The Registrant confirms the Trust has the Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

Comment 13: For Neuberger Berman Absolute Return Multi-Manager Fund, please consider whether unsponsored depositary receipts will be principal investment types for the Fund’s principal investment strategies.  If so, please add disclosure related to those investment types in the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response: The Registrant confirms that investments in unsponsored depositary receipts are not principal investment types for the Fund’s principal investment strategies.

Comment 14:  For Neuberger Berman Absolute Return Multi-Manager Fund, in the “Principal Investment Strategies” section, please briefly describe the characteristics of a short position.

Response:  For Neuberger Berman Absolute Return Multi-Manager Fund, the Registrant has added the following after the first sentence in the third paragraph of the “Principal Investment Strategies” section:

Short positions involve selling a security the Fund does not own in anticipation that the security’s price will decline.

Comment 15: For Neuberger Berman Absolute Return Multi-Manager Fund, please explain what types of investments are included in the “partnership interests” discussed in the third paragraph of the “Principal Investment Strategies” section.

Response:  The Registrant confirms that investments in partnership interests are not currently principal investment types for the Fund’s principal investment strategies and all references to partnership interests have been removed from the “Principal Investment Strategies” section.

Comment 16: For Neuberger Berman Absolute Return Multi-Manager Fund, in “Short Sale Risk” in the “Principal Investment Risks” section, please consider removing the first phrase in the second sentence.

Response:  The Registrant has revised the second sentence in “Short Sale Risk” in the “Principal Investment Risks” section as follows:

Short sales ~~may help hedge against general market risk to the securities held in the portfolio but~~, at least theoretically, present unlimited ~~risk~~ loss on an individual stock basis, since the Fund may be required to buy the security sold short at a time when the security has appreciated in value.

Comment 17: For Neuberger Berman Absolute Return Multi-Manager Fund, please

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

consider whether investments in emerging market countries will be principal investment types for the Fund’s principal investment strategies.  If so, please add disclosure related to those investment types in the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response: For Neuberger Berman Absolute Return Multi-Manager Fund, the Registrant confirms that investments in emerging market countries may be a principal investment type for the Fund.  Accordingly, the Registrant has added disclosure on investing in emerging market countries to the “Principal Investment Strategies” and “Principal Investment Risks” disclosure for the Fund.

Comment 18: For Neuberger Berman Absolute Return Multi-Manager Fund, please clarify what is meant by stressed debt in the ninth paragraph of the “Principal Investment Strategies” section or remove the reference.

Response: For Neuberger Berman Absolute Return Multi-Manager Fund, the Registrant has removed the “Stressed and Distressed Debt” heading from the strategy disclosure in the ninth paragraph of the “Principal Investment Strategies” and moved this disclosure under the “Credit Long/Short” strategy discussion.

Comment 19: For Neuberger Berman Absolute Return Multi-Manager Fund, please confirm the risk category “High Portfolio Turnover” should be included in the “Principal Investment Risks” for this Fund.  If so, please disclose corresponding disclosure in the Fund’s “Principal Investment Strategies” section:

Response:  The Registrant confirms this risk category is applicable to the Fund and it has revised the “Principal Investment Strategies” section to include the following:

In an effort to achieve its goal, several of the strategies utilized by the Fund will likely engage in active and frequent trading.

Comment 20: For Neuberger Berman Absolute Return Multi-Manager Fund, please consider whether the HFRX Absolute Return Index is a broad-based securities market index or whether the S&P 500 Index should appear first in the performance table.

Response:  The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. The Registrant believes that the HFRX Absolute Return Index is an appropriate broad-based securities market index “that is administered by an organization that is not an affiliated person of

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 28, 2014

the Fund, its investment adviser, or principal underwriter” as required by Instruction 2(b) to Item 4 and Instruction 5 to Item 27(b)(7).

Comment 21:  For Neuberger Berman Absolute Return Multi-Manager Fund, in “Interest Rate Risk” in the “Additional Information about Principal Investment Risks” section, please briefly explain maturity and duration.

Response:  The Registrant has revised “Interest Rate Risk” in the “Additional Information about Principal Investment Risks” section to briefly explain maturity and duration.

Comment 22: For Neuberger Berman Absolute Return Multi-Manager Fund, please consider adding a separate risk category for loan participations to the “Additional Information about Principal Investment Risks” section.

Response: For Neuberger Berman Absolute Return Multi-Manager Fund, the Registrant confirms that risk disclosure for loan participations is included in the “Loan Interests Risk” category in the “Additional Information about Principal Investment Risks” section.

*           *           *           *           *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

       Sincerely,

       /s/Marguerite Laurent
       Marguerite Laurent